UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Act of 1934
(Amendment No. _____)*

AMBOW EDUCATION HOLDING LTD.
(Name of issuer)

CLASS A ORDINARY SHARES & AMERICAN DEPOSITARY SHARES (ADS)**
(Title of class of securities)

02322P101
(CUSIP number)
Eric Ross Senior Managing Director and Chief Compliance Officer Avenue Capital Group 399 Park Avenue, 6th Floor New York, NY 10022 (212) 850-3520
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
David J. Johnson, Jr. O’Melveny & Myers LLP 31st Floor, AIA Central 1 Connaught Road, Central, Hong Kong, S.A.R. (852) 3512-2300	David I. Schultz O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

April 23, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Each American Depositary Share represents two (2) Class A Ordinary Shares, par value US$0.0001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02322P101

1		NAME OF REPORTING PERSONS GL Asia Mauritius II Cayman Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,599,914
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 21,599,914
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,599,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%*
14		TYPE OF REPORTING PERSON (See Instructions) CO

*Represents current voting power in Issuer.  See disclosure in Item 5(a) of this Schedule 13D.

CUSIP No. 02322P101

1		NAME OF REPORTING PERSONS GL Asia Mauritius II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 21,599,914
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 21,599,914
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,599,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

*Represents current voting power in Issuer.  See disclosure in Item 5(a) of this Schedule 13D.

CUSIP No. 02322P101

1		NAME OF REPORTING PERSONS Avenue Asia Special Situations Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 21,599,914*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 21,599,914*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,599,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%*
14		TYPE OF REPORTING PERSON (See Instructions) PN

*Represents current voting power in Issuer.  See disclosure in Item 5(a) of this Schedule 13D.

CUSIP No. 02322P101

1		NAME OF REPORTING PERSONS Avenue Asia Capital Partners IV Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 21,599,914*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 21,599,914*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,599,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%*
14		TYPE OF REPORTING PERSON (See Instructions) CO

*Represents current voting power in Issuer.  See disclosure in Item 5(a) of this Schedule 13D.

CUSIP No. 02322P101

1		NAME OF REPORTING PERSONS Avenue Asia Capital Partners IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 21,599,914*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 21,599,914*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,599,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

*Represents current voting power in Issuer.  See disclosure in Item 5(a) of this Schedule 13D.

CUSIP No. 02322P101

1		NAME OF REPORTING PERSONS GL Asia Partners IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 21,599,914*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 21,599,914*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,599,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

*Represents current voting power in Issuer.  See disclosure in Item 5(a) of this Schedule 13D.

CUSIP No. 02322P101

1		NAME OF REPORTING PERSONS Avenue Asia Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 21,599,914*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 21,599,914*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,599,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%*
14		TYPE OF REPORTING PERSON (See Instructions) IA

*Represents current voting power in Issuer.  See disclosure in Item 5(a) of this Schedule 13D.

CUSIP No. 02322P101

1		NAME OF REPORTING PERSONS Avenue Asia Capital Management GenPar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 21,599,914*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 21,599,914*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,599,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%*
14		TYPE OF REPORTING PERSON (See Instructions) HC

*Represents current voting power in Issuer.  See disclosure in Item 5(a) of this Schedule 13D.

CUSIP No. 02322P101

1		NAME OF REPORTING PERSONS Marc Lasry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 21,599,914*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 21,599,914*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,599,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%*
14		TYPE OF REPORTING PERSON (See Instructions) HC/IN

*Represents current voting power in Issuer.  See disclosure in Item 5(a) of this Schedule 13D.

Item 1. Security and Issuer

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the Class A Ordinary Shares, par value $0.0001 per share underlying the American Depositary Shares (“Class A Ordinary Shares”), of Ambow Education Holding Ltd., a company incorporated under the laws of the Cayman Islands (the “Issuer”). The Issuer’s principal executive offices are located at 18th Floor, Building A, Chengjian Plaza, No.18, BeiTaiPingZhuang Road, Haidian District, Beijing 100088, People’s Republic of China.

Item 2. Identity and Background

(a) This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	GL Asia Mauritius II Cayman Limited, a Cayman Islands corporation (“GL Asia Limited”);

(ii)	GL Asia Mauritius II, LLC, a Delaware limited liability company (“GL Asia LLC”);

(iii)	Avenue Asia Special Situations Fund IV, L.P., a Cayman Islands exempted limited partnership (“Special Situations Fund IV”);

(iv)	Avenue Asia Capital Partners IV Ltd., a Cayman Islands corporation (“Avenue Asia IV Limited”);

(v)	Avenue Asia Capital Partners IV, LLC, a Delaware limited liability company (“Avenue Asia IV LLC”);

(vi)	GL Asia Partners IV, LLC, a Delaware limited liability company (“GL Asia Partners IV”);

(vii)	Avenue Asia Capital Management, L.P., a Delaware limited partnership (“Avenue Asia Capital Management”);

(viii)	Avenue Asia Capital Management GenPar, LLC, a Delaware limited liability company (“Avenue Asia GenPar”); and

(ix)	Marc Lasry, a United States citizen (“Lasry”).

The securities reported in this Statement are held by GL Asia Limited.  GL Asia Limited is owned 50% by Avenue Asia International, Ltd. and 50% by GL Asia LLC, but all of GL Asia Limited’s beneficial interest in the Class A Ordinary Shares has been allocated solely to GL Asia LLC.  GL Asia LLC is owned solely by Special Situations Fund IV.  Avenue Asia IV Limited is the General Partner of Special Situations Fund IV.  Avenue Asia IV LLC is the sole shareholder of Avenue Asia IV Limited.  GL Asia Partners IV is the Managing Member of Avenue Asia IV LLC.  Avenue Asia Capital Management is an investment adviser to Special Situations Fund IV.  Avenue Asia GenPar is the General Partner of Avenue Asia Capital Management and Marc Lasry is the Managing Member of Avenue Asia GenPar.

(b) The principal business and principal office of each of the Reporting Persons is located at:

c/o Avenue Asia Capital Management, L.P.
399 Park Avenue
6th Floor
New York, NY 10022

(c) GL Asia Limited and Special Situations Fund IV are private investment partnerships. The principal business of GL Asia LLC is to serve as a shareholder of GL Asia Limited. The principal business of Avenue Asia IV Limited is to serve as a General Partner of Special Situations Fund IV. The principal business of Avenue Asia IV LLC is to serve as the sole shareholder of Avenue Asia IV Limited. The principal business of GL Asia Partners IV is to serve as the managing member of Avenue Asia IV LLC.  The principal business of Avenue Asia Capital Management is to serve as investment advisor to Special Situations Fund IV and one or more affiliated entities.  The principal business of Avenue Asia GenPar is to serve as the general partner of Avenue Asia Capital Management.  Marc Lasry serves as the principal control person (directly or indirectly) of all of the Reporting Persons, and serves in a similar capacity to various other related entities, all of which are engaged in investment or investment management activities.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a) above for the citizenship of each of the Reporting Persons.

Item 3.  Source and Amount of Funds or Other Consideration

GL Asia Limited purchased (1) 8,627,755 Series C redeemable convertible preferred shares of the Issuer for consideration of $20 million under a Series C Preferred Shares Purchase Agreement, dated July 20, 2007 and amended September 4, 2007, and (2) 12,972,159 Series D redeemable convertible preferred shares of the Issuer for consideration of $50 million under a Series D Preferred Shares Purchase Agreement, dated August 29, 2008.  All of the issued and outstanding Series C and Series D redeemable convertible preferred shares automatically converted into Class B Ordinary Shares, par value $0.0001 per share (the “Class B Ordinary Shares”) of the Issuer upon completion of the Issuer’s initial public offering on August 4, 2010.  All the funds required to acquire such shares were obtained from the working capital of GL Asia Limited.

Item 4. Purpose of the Transaction

On April 23, 2013, GL Asia Limited sent a letter (the “Shareholder Letter”) to each member of the board of directors of the Issuer to express serious concerns regarding alarming public reports of allegations of financial improprieties and wrongful conduct and to notify each such director that it has filed a petition in the Grand Court of the Cayman Islands (the “Petition”) seeking various forms of relief, including, in the absence of other adequate relief, the winding-up of the Issuer.  The Petition also seeks the immediate appointment of independent provisional liquidators to take control of the Issuer, investigate the business and affairs of the Issuer and its senior management and protect the interests of the Issuer’s shareholders. The Shareholder Letter also demands that the Issuer promptly hold an annual general meeting of shareholders to replace the entire board of directors, which election would allow a new, un-conflicted board of directors to investigate, without further impediments, the financial impropriety and wrongful conduct allegations, thereby allowing the Issuer to continue to grow and unlock shareholder value. If such general meeting were to be held, the Reporting Persons intend to nominate one more persons to the Issuer’s board of directors.

The foregoing summary of the Shareholder Letter and Petition is qualified in its entirety by reference to the full text of the Shareholder Letter and Petition, respectively. The Shareholder Letter and Petition are attached hereto as Exhibits 1 and 2, respectively, and are incorporated into this Item 4 by reference in their entirety.

The Reporting Persons reserve the right, from time to time, to formulate additional plans or proposals that relate to or would result in the occurrence of any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to evaluate the Issuer, the Issuer’s response to the Shareholder Letter and Petition, and review their holdings of Class B Ordinary Shares on a continuing basis and may in the future take such actions with respect to their investment in the Issuer as they deem appropriate. Such actions include, without limitation: (i) increasing or decreasing their position in the Issuer; (ii) seeking to acquire or influence control of the Issuer, the means of which may include seeking representation on the board of the Issuer; (iii) undertaking an extraordinary corporate transaction or (iv) taking any other action to protect or enhance shareholder value. The information set forth in this Item 4 is subject to change at any time, and there can be no assurances that any of the Reporting Persons will or will not take any of the actions described above.

Item 5. Interest in Securities of the Issuer

(a) Each of the Reporting Persons is the beneficial owner of 21,599,914 Class B Ordinary Shares.  Each of the Reporting Persons is also deemed to be the beneficial owner of the same number of Class A Ordinary Shares because the Class B Ordinary Shares are convertible at any time at the election of the holder on a one-for-one basis into Class A Ordinary Shares.  Each Class B Ordinary Share is entitled to ten (10) votes per share and each Class A Ordinary Share is entitled to one (1) vote per share at a general meeting of the shareholders of the Issuer.  The Reporting Persons currently hold 21.6% of the voting power of the Issuer.  If all of the Class B Ordinary Shares were converted into Class A Ordinary Shares, the Reporting Persons’ percentage ownership of all Class A Ordinary Shares would be 14.6%.  The percentages set forth above are calculated based on information contained in the Issuer’s Form 20-F for the fiscal year ended December 31, 2011, which disclosed that there were 53,412,913 Class A Ordinary Shares and 94,629,868 Class B Ordinary Shares outstanding as of March 31, 2012.

(b) The Reporting Persons have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Shares.

(c) None.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the shares of Class A Ordinary Shares covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On September 8, 2008, GL Asia Limited entered into that certain Third Amended and Restated Investor Rights Agreement, by and among the Issuer and certain other holders of the Issuer’s securities (the “Investor Rights Agreement”).  While most of the provisions of the Investor Rights Agreement terminated upon or shortly after the initial public offering of the Issuer in August 2010, certain limited provisions continue to survive, including Section 8.1 of the Investor Rights Agreement, pursuant to which the Issuer has agreed to, among other things, develop policies and procedures that are in accordance with good corporate governance, including the adoption of policies and procedures relating to appropriate internal controls, changes in/cessation of business operations or dissolution, auditors and accounting policies, share option granting policy and approval procedures and related party transactions.

Except as otherwise described herein and the agreements incorporated herein by reference and set forth as exhibits hereto, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

The foregoing summary of the Investor Rights Agreement is qualified in its entirety by reference to the full text of the Investor Rights Agreement. The Investor Rights Agreement is attached hereto as Exhibit 3 and is incorporated into this Item 6 by reference in its entirety.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

Exhibit 99.1	Letter to the Board of Directors of the Company, dated April 23, 2013

Exhibit 99.2	Petition to the Grand Court of the Cayman Islands, Financial Services Division, filed on April 23, 2013

Exhibit 99.3	Joint Filing Agreement dated April 23, 2013, by and among the Reporting Persons

Exhibit 99.4
Third Amended and Restated Investor Rights Agreement (incorporated herein by reference to Exhibit 4.4 to Ambow Education Holding Ltd.’s Schedule F-1 filed with the Securities and Exchange Commission on July 14, 2010).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: April 23, 2013	GL ASIA MAURITIUS II CAYMAN LIMITED

	By:	/s/ Jennifer Tang
Name: Jennifer Tang
Title: Director

GL ASIA MAURITIUS II, LLC

	By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE ASIA SPECIAL SITUATIONS FUND IV, L.P.

	By:	Avenue Asia Capital Partners IV, Ltd. its General Partner

	By:	Avenue Asia Capital Partners IV, LLC, its Sole Shareholder

	By:	GL Asia Partners IV, LLC, its Managing Member

	By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE ASIA CAPITAL PARTNERS IV, LTD.

	By:	Avenue Asia Capital Partners IV, LLC, its Sole Shareholder

	By:	GL Asia Partners IV, LLC, its Managing Member

	By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE ASIA CAPITAL PARTNERS IV, LLC

By:	GL Asia Partners IV, LLC, its Managing Member

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

GL ASIA PARTNERS IV, LLC

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE ASIA CAPITAL MANAGEMENT, L.P.

By:	Avenue Asia Capital Management GenPar, LLC, its General Partner

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE ASIA CAPITAL MANAGEMENT GENPAR, LLC

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

MARC LASRY

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member